

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 14, 2016

Via E-mail
Gordon Hunter
Chief Executive Officer
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, Illinois 60631

  Re: Littelfuse, Inc.
    Form 10-K for Fiscal Year Ended January 2, 2016
    Form 10-Q for Fiscal Quarter Ended April 2, 2016
    File No. 000-20388

Dear Mr. Hunter:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Russell Mancuso

           Russell Mancuso
           Branch Chief
           Office of Electronics and Machinery

cc: Ryan K. Stafford, Esq.